UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 16)*

Publix Super Markets, Inc.

(Name of Issuer)

Common Stock, Par Value $1.00 Per Share

(Title of class of securities)

None

(CUSIP number)

December 31, 2009

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13G

CUSIP No. None	Page 2 of 5 Pages

1	Names of reporting persons I.R.S. Identification Nos. of above persons (entities only) Carol J. Barnett
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	5	Sole voting power 40,609,537
	6	Shared voting power 4,665,794
	7	Sole dispositive power 40,609,537
	8	Shared dispositive power 4,665,794
9	Aggregate amount beneficially owned by each reporting person 45,275,331
10

Check if the aggregate amount in Row (9) excludes certain shares  ☒

The Aggregate Amount in Row (9) excludes certain shares beneficially owned by Carol J. Barnett’s husband, Hoyt R. Barnett, as to which Carol J. Barnett disclaims beneficial ownership.

11	Percent of class represented by amount in Row (9) 5.8%
12	Type of reporting person IN

SCHEDULE 13G

CUSIP No. None	Page 3 of 5 Pages

Item 1	(a).	Name of Issuer:

Publix Super Markets, Inc.

Item 1	(b).	Address of Issuer’s Principal Executive Offices:

3300 Publix Corporate Parkway, Lakeland, FL 33811

Item 2	(a).	Name of Person Filing:

Carol J. Barnett

Item 2	(b).	Address of Principal Business Office or, if none, Residence:

3300 Publix Corporate Parkway, Lakeland, FL 33811

Item 2	(c).	Citizenship:

United States

Item 2	(d).	Title of Class of Securities:

Common Stock, Par Value $1.00 Per Share

Item 2	(e).	CUSIP Number:

None

Item 3.		If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person is a:

None

SCHEDULE 13G

CUSIP No. None	Page 4 of 5 Pages

Item 4.	Ownership

Information regarding ownership of common stock of the issuer:

(a) Amount beneficially owned:

45,275,331

(b) Percent of class:

5.8%

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

40,609,537

(ii) Shared power to vote or to direct the vote:

4,665,794

(iii) Sole power to dispose or to direct the disposition of:

40,609,537

(iv) Shared power to dispose or to direct the disposition of:

4,665,794

As of December 31, 2009, Carol J. Barnett was the beneficial owner, as that term is defined under Rule 13d-3 under the Securities Exchange Act of 1934, as amended, (the “Act”) of a total of 45,275,331 shares of the Company’s common stock, or approximately 5.8% of the total outstanding shares of the Company’s common stock. Changes that occurred on or prior to such date and since the filing of the fifteenth amendment to the initial statement are reflected on Schedule 1 attached hereto.

On November 26, 2008, Carol J. Barnett and her husband, Hoyt R. Barnett, as General Partners of the Barnett Family Limited Partnership (the “Partnership”) executed a written consent to terminate the Partnership. Accordingly, on April 30, 2009, the Partnership distributed 5,472,954 shares of the Company’s common stock to its partners as follows:

•   The Carol J. Barnett Grantor Retained Annuity Trust, in which Hoyt R. Barnett is Trustee and Carol J. Barnett has shared voting and dispositive powers, received 2,701,445 shares;

•   The Carol J. Barnett Charitable Lead Annuity Trust, as to which Carol J. Barnett disclaims beneficial ownership, received 712,146 shares;

•   The Wesley R. Barnett Trust As Created Under the Carol J. Barnett Grantor Retained Annuity Trust, as to which Carol J. Barnett disclaims beneficial ownership, received 510,963 shares;

•   The Nicholas J. Barnett Trust As Created Under the Carol J. Barnett Grantor Retained Annuity Trust, as to which Carol J. Barnett disclaims beneficial ownership, received 510,963 shares;

•   The Carol J. Barnett Grandchildren’s Irrevocable Trust, as to which Carol J. Barnett disclaims beneficial ownership, received 948,923 shares;

•   The Carol J. Barnett Family Revocable Trust, in which Carol J. Barnett is the Trustee and has sole voting and dispositive powers, and as to which Hoyt R. Barnett disclaims beneficial ownership, received 44,257 shares; and

•   The Hoyt R. Barnett Revocable Trust, as to which Carol J. Barnett disclaims beneficial ownership, received 44,257 shares.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Any dividends paid on, and any proceeds from the sale of, the Company’s common stock held by Carol J. Barnett as custodian for her child, Nicholas J. Barnett, may be distributed to or otherwise used for the benefit of such child.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SCHEDULE 13G

CUSIP No. None	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2010

/S/ CAROL J. BARNETT
Carol J. Barnett

Schedule 1

Shares Owned by Carol J. Barnett

Date	Shares Acquired	Shares Disposed of	Price (if applicable)	Description of Transaction

Apr-09		5,472,954		Distribution from Family Limited Partnership

Apr-09	2,701,445			Distribution to Grantor Retained Annuity Trust

Apr-09	44,257			Distribution to Family Revocable Trust

Nov-09		19,814		Gift